UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Dated May 14, 2024

Commission File Number: 001-10086

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F _

This Report on Form 6-K contains a Stock Exchange Announcement dated 14 May 2024 entitled ‘Spain sale approved, EUR2bn share buyback to begin.’

14 May 2024

Spain sale approved, €2bn share buyback to begin

Vodafone Group Plc ("Vodafone") announces today that the sale of Vodafone Spain to Zegona Communications plc ("Zegona")1 has received final approval from the Spanish authorities. The sale is expected to complete at the end of May 2024, at which point Vodafone will receive €4.1 billion in cash (subject to customary closing adjustments) and €0.9 billion in the form of Redeemable Preference Shares.

As a result, Vodafone now intends to commence an initial €500 million share buyback programme on 15 May 2024, as part of our plans to return €2.0 billion over 12 months.

Notes

1.     The selling entity is Vodafone Europe B.V. which is a 100% owned subsidiary of Vodafone Group Plc. The buying entity is Zegona Bidco, S.L.U. which is a 100% owned subsidiary of Zegona Communications plc.

For more information, please contact:
Investor Relations:	investors.vodafone.com	ir@vodafone.co.uk	Media Relations:	Vodafone.com/media/contact	GroupMedia@vodafone.com
Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679

About Vodafone

Vodafone is a leading European and African telecoms company. We provide mobile and fixed services to over 330 million customers in 15 countries (excludes Italy and Spain which are held as discontinued operations under Vodafone Group), partner with mobile networks in 43 more and have one of the world's largest IoT platforms. In Africa, our financial technology businesses serve almost 79 million customers across seven countries - managing more transactions than any other provider.

Our purpose is to connect for a better future by using technology to improve lives, businesses and help progress inclusive sustainable societies. We are committed to reducing our environmental impact to reach net zero emissions by 2040.

For more information, please visit www.vodafone.com, follow us on X (formerly Twitter) at @VodafoneGroup or connect with us on LinkedIn at www.linkedin.com/company/vodafone.

About Zegona
Zegona was established in 2015 with the objective of investing in businesses in the European Telecommunications, Media and Technology sector and improving their performance to deliver attractive shareholder returns. Zegona is led by former Virgin Media executives Eamonn O'Hare and Robert Samuelson.

Important notice
Certain information contained in this document constitutes "forward-looking statements", which can be identified by the use of terms such as "may", "will", "should", "expect", "anticipate", "project", "estimate", "intend", "continue", "target" or "believe" (or the negatives thereof) or other variations thereon or comparable terminology, or by discussions of strategy, plans, objectives, goals, future events or intentions. Such statements express the intentions, opinions, or current expectations of the parties with respect to possible future events and are based on current plans, estimates and forecasts, which the parties have made to the best of their respective knowledge, concerning, among other things, the respective business, results of operations, financial position, prospects, growth and strategies, statements regarding the transaction and the anticipated consequences and benefits of the transaction, and the targeted closing date of the transaction. Due to various risks and uncertainties, actual events or results or the actual performance may differ materially from those reflected or contemplated in such forward-looking statements.

Such risks and uncertainties include, but are not limited to, regulatory approvals that may require acceptance of conditions with potential adverse impacts; risks involving the parties' respective ability to realise expected benefits associated with the transaction; the impact of legal or other proceedings; and continued growth in the market for telecommunications services and general economic conditions in the relevant market(s).

Furthermore, a review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found under "Forward-looking statements" and "Principal risk factors and uncertainties" in the Vodafone Group Plc's annual report for the year ended 31 March 2023.

No assurances can be given that the forward-looking statements in this announcement will be realised. As a result, recipients should not rely on such forward-looking statements. Subject to compliance with applicable law and regulations, the parties undertake no obligation to update these forward-looking statements. No representation or warranty is made as to the reasonableness of such forward-looking statements. No statement in this document is intended to be nor may be construed as a profit forecast or estimate for any period. Actual results could differ materially from those expressed or implied.

This press release is for information purposes only and is not intended to and does not constitute, or form part of, any invitation or offer to sell, dispose, acquire, purchase or subscribe for any securities of any companies mentioned herein in any jurisdiction, whether pursuant to the transaction or otherwise. This document shall not be distributed or used by any person or entity in any jurisdiction where such distribution or use.

For more information, please visit www.investors.vodafone.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Date: May 14, 2024	By: /s/ M D B
Name: Maaike de Bie
Title: Group General Counsel and Company Secretary